Exhibit 99.2

NIKOLA CORPORATION

2022 INDUCEMENT PLAN

NOTICE OF RESTRICTED STOCK UNIT AWARD

You have been granted the following Restricted Stock Units (the “Restricted Stock Units”, “RSU” or this “Award”) representing shares of Common Stock of Nikola Corporation (the “Company”) under the Nikola Corporation 2022 Inducement Plan (as may be amended from time to time, the “Plan”). The Award is intended to serve as a material inducement to your entering into employment with the Company or any of its Parent, Subsidiaries or Affiliates within the meaning of Rule 5635(c)(4) of the Nasdaq Listing Rules.

Name of Recipient:	[Name of Recipient]

Grant Date:	[Date of Grant]

Total Number of Shares Subject to Restricted Stock Units:	[Total Shares]

Vesting Commencement Date:	[Vesting Commencement Date]

Vesting Schedule:	The RSUs vest over 36-months in equal tranches on each six-month anniversary of the Vesting Commencement Date, subject to your continuous Service as an Employee or Consultant.

By your written signature below (or your electronic acceptance) and the signature of the Company’s representative below, you and the Company agree that the RSUs are granted under and governed by the term and conditions of the Plan and the Restricted Stock Unit Agreement (this “Agreement”), including any special terms for Participants outside the United States set forth in the Addendum, each of which is attached to and made a part of this document.

By your written signature below (or your electronic acceptance), you further agree that the Company may deliver by e-mail all documents relating to the Plan or this Award (including without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a website maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a website, it will notify you by e-mail. You acknowledge that the Company will process your personal data in connection with your participation in the Plan as described in more detail below. Should you electronically accept this Agreement, you agree to the following: “This electronic contract contains my electronic signature, which I have executed with the intent to sign this Agreement.”

RECIPIENT	NIKOLA CORPORATION

Recipient’s Signature Recipient’s Printed Name	By: Name: Title:

NIKOLA CORPORATION

2022 INDUCEMENT PLAN

RESTRICTED STOCK UNIT AGREEMENT

The Plan and Other Agreements

The RSUs that you are receiving are granted pursuant and subject in all respects to the applicable provisions of the Plan, which is incorporated herein by reference. Capitalized terms not defined in this Agreement will have the meanings ascribed to them in the Plan.

The attached Notice, this Agreement, including any special terms for Participants outside the United States set forth in the Addendum, and the Plan constitute the entire understanding between you and the Company regarding this Award. Any prior agreements, commitments or negotiations concerning this Award are superseded. This Agreement may be amended by the Committee without your consent; however, if any such amendment would materially impair your rights or obligations under this Agreement, this Agreement may be amended only by another written agreement, signed by you and the Company.

Payment for RSUs	No cash payment is required for the RSUs you receive. You are receiving the RSUs as an inducement to accept employment with the Company or its Subsidiary and in consideration for Service to be rendered by you as an Employee.

Vesting	The RSUs that you are receiving will vest in installments, as shown in the Notice of RSU Award. No additional RSUs vest after your Service as an Employee or a Consultant has terminated for any reason.

Forfeiture	If your Service terminates for any reason, then this Award expires immediately as to the number of RSUs that have not vested before the termination date and do not vest as a result of termination. This means that the unvested RSUs will immediately be cancelled. You receive no payment for RSUs that are forfeited. The Company determines when your Service terminates for this purpose and all purposes under the Plan and its determinations are conclusive and binding on all persons.

Leaves of Absence	For purposes of this Award, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave of absence was approved by the Company in writing and if continued crediting of Service is required by the terms of the leave or by applicable law. But your Service terminates when the approved leave ends, unless you immediately return to active work.

If you go on a leave of absence, then the vesting schedule specified in the Notice of Restricted Stock Unit Award may be adjusted in accordance with the Company’s leave of absence policy or the terms of your leave. If you commence working on a part-time basis, then the vesting schedule specified in the Notice of Restricted Stock Unit Award may be adjusted in accordance with the Company’s part-time work policy or the terms of an agreement between you and the Company pertaining to your part-time schedule.

Nature of RSUs	Your RSUs are mere bookkeeping entries. They represent only the Company’s unfunded and unsecured promise to issue Shares on a future date. As a holder of RSUs, you have no rights other than the rights of a general creditor of the Company.

No Voting Rights or Dividends	Your RSUs carry neither voting rights nor rights to dividends. You, or your estate or heirs, have no rights as a stockholder of the Company unless and until your RSUs are settled by issuing Shares. No adjustments will be made for dividends or other rights if the applicable record date occurs before your Shares are issued, except as described in the Plan.

RSUs Nontransferable	You may not sell, transfer, assign, pledge or otherwise dispose of any RSUs. For instance, you may not use your RSUs as security for a loan. If you attempt to do any of these things, your RSUs will immediately become invalid.

Settlement of RSUs

Each of your vested RSUs will be settled when it vests; provided, however, that if the Committee requires you to pay withholding taxes through a sale of Shares, settlement of each RSU may be deferred to the first permissible trading day for the Shares, if later than the applicable vesting date.

Under no circumstances may your RSUs be settled later than two and one-half (2-1/2) months following the calendar year in which the applicable vesting date occurs.

For purposes of this Agreement, “permissible trading day” means a day that satisfies all of the following requirements: (1) the exchange on which the Shares are traded is open for trading on that day; (2) you are permitted to sell Shares on that day without incurring liability under Section 16(b) of the Exchange Act; (3) either (a) you are not in possession of material non-public information that would make it illegal for you to sell Shares on that day under Rule 10b-5 under the Exchange Act or (b) Rule 10b5-1 under the Exchange Act would apply to the sale; (4) you are permitted to sell Shares on that day under such written insider trading policy as may have been adopted by the Company; and (5) you are not prohibited from selling Shares on that day by a written agreement between you and the Company or a third party.

At the time of settlement, you will receive one Share for each vested RSU; provided, however, that no fractional Shares will be issued or delivered pursuant to the Plan or this Agreement, and the Committee will determine whether cash will be paid in lieu of any fractional Share or whether such fractional Share and any rights thereto will be canceled, terminated or otherwise eliminated. In addition, the Shares are issued to you subject to the condition that the issuance of the Shares not violate any law or regulation.

Withholding Taxes and Stock Withholding

Regardless of any action the Company and/or the Subsidiary or Affiliate employing you (“Employer”) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items legally due by you is and remains your responsibility and that the Company and/or your Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this Award, including the award, vesting or settlement of the RSUs, the subsequent sale of Shares acquired pursuant to settlement and the receipt of any dividends; and (2) do not commit to structure the terms of the award or any aspect of the RSUs to reduce or eliminate your liability for Tax-Related Items.

Prior to the settlement of the RSUs, you shall pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding and payment on account obligations of the Company and/or your Employer. In this regard, you authorize the Company and/or your Employer to withhold all applicable Tax-Related Items legally payable by you from your wages or other cash compensation paid to you by the Company and/or your Employer.

Unless an alternative arrangement satisfactory to the Committee has been provided prior to the vesting date, the default method for paying withholding taxes is withholding Shares that otherwise would be issued to you when the RSUs are settled, provided that the Company only withholds Shares having a Fair Market Value equal to the amount necessary to satisfy the maximum applicable tax withholding rate.

The Committee may also require the withholding of taxes from the proceeds of the sale of the Shares, either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf pursuant to this authorization), or any other arrangement approved by the Committee.

The Fair Market Value of the Shares, determined as of the effective date when taxes otherwise would have been withheld in cash, will be applied as a credit against the withholding taxes. Finally, you will pay to the Company or your Employer any amount of Tax-Related Items that the Company or your Employer may be required to withhold as a result of your participation in the Plan or your acquisition of Shares that cannot be satisfied by the means previously described. The Company may refuse to deliver the Shares if you fail to comply with your obligations in connection with the Tax-Related Items as described in this section, and your rights to the Shares will be forfeited if you do not comply with such obligations on or before the date that is two and one-half (2-1/2) months following the calendar year in which the applicable vesting date for the RSUs occurs.

Restrictions on Resale	You agree not to sell any Shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

No Retention Rights	Neither this Award nor this Agreement gives you the right to be employed or retained by the Company or any Subsidiary or Affiliate of the Company in any capacity. The Company and its Subsidiaries and Affiliates reserve the right to terminate your Service at any time, with or without cause.

Adjustments	The number of RSUs covered by this Award will be subject to adjustment in the event of a stock split, a stock dividend or a similar change in Shares, and in other circumstances, as set forth in the Plan. The forfeiture provisions and restrictions described above will apply to all new, substitute or additional restricted stock units or securities to which you are entitled by reason of this Award.

Successors and Assigns	Except as otherwise provided in the Plan or this Agreement, every term of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees and assigns.

Notice	Any notice required or permitted under this Agreement will be given in writing and will be deemed effectively given upon the earliest of personal delivery, receipt or the third (3rd) full day following mailing with postage and fees prepaid, addressed to the other party hereto at the address last known in the Company’s records or at such other address as such party may designate by ten (10) days’ advance written notice to the other party hereto.

Section 409A of the Code	To the extent this Agreement is subject to, and not exempt from, Section 409A of the Code, this Agreement is intended to comply with Section 409A, and its provisions will be interpreted in a manner consistent with such intent. You acknowledge and agree that changes may be made to this Agreement to avoid adverse tax consequences to you under Section 409A.

Applicable Law and Choice of Venue

This Agreement will be interpreted and enforced under the laws of the State of Delaware as to matters within the scope thereof, and as to all other matters, the internal laws of the State of Arizona, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of any state.

For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Award or this Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the State of Arizona and agree that such litigation will be conducted only in the courts of Maricopa County, Arizona, or the federal courts for the United States for the District of Arizona, and no other courts, where this grant is made and/or to be performed.

Addendum	Notwithstanding any provisions in this Agreement, the Award shall be subject to additional terms and conditions for Participants outside the United States set forth in the Addendum to this Agreement, including any special terms and conditions for your country. Moreover, if you relocate to another country, the special terms and conditions for such country will apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Addendum constitutes part of this Agreement.

Data Privacy

You understand and acknowledge that your Employer will disclose to the Company or any Subsidiary or Affiliate any personal data, including information regarding your employment, the nature and amount of your compensation and the fact and conditions of your participation in the Plan, as your Employer deems necessary or appropriate to facilitate your participation in and the administration of the Plan.

You further understand and acknowledge that the Company, your Employer and the Company’s other Subsidiaries and Affiliates will hold and process certain personal data regarding you for the purpose of managing and administering the Plan, including (without limitation) your name, home address, telephone number, date of birth, social insurance or other government identification number, salary, nationality, job title, any Shares or directorships held in the Company and details of all awards or any other entitlements to Shares awarded, canceled, exercised, vested, unvested or outstanding in your favor (the “Data”). You further understand and acknowledge that the Company, its Subsidiaries and/or its Affiliates will transfer Data among themselves as necessary for the purpose of implementation, administration and management of your participation in the Plan and that the Company and/or any Subsidiary may each further transfer Data to any third party assisting the Company in the implementation, administration and management of the Plan, including a transfer of Data to any broker or other third party with whom you elect to deposit Shares acquired under the Plan as may be required for the administration of the Plan and/or the subsequent holding of Shares on your behalf.. You understand and acknowledge that the recipients of Data may be located in the United States or elsewhere, and that the laws of a recipient’s country of operation (e.g., the United States) may not have equivalent privacy protections as local laws where you reside or work.

Where Data to which the EU General Data Protection Regulation 2016/679 (“GDPR”) applies is transferred to a jurisdiction outside of the European Economic Area which has not received an adequacy decision from the European Commission, your Employer, the Company and/or any Subsidiary will implement appropriate safeguards as defined by the GDPR.

For further information on how your personal data is processed in connection with the Plan and your related rights, please refer to our Privacy Policy.

Miscellaneous

You understand and acknowledge that (1) the Plan is entirely discretionary, (2) the Company has reserved the right to amend, suspend or terminate the Plan at any time, (3) the grant of this Award does not in any way create any contractual or other right to receive additional grants of awards (or benefits in lieu of awards) at any time or in any amount and (4) all determinations with respect to any additional grants, including (without limitation) the times when awards will be granted, the number of Shares subject to awards and the vesting schedule, will be at the sole discretion of the Company.

The value of this Award will be an extraordinary item of compensation outside the scope of your employment contract, if any, and will not be considered a part of your normal or expected compensation for purposes of calculating severance, resignation, redundancy or end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

You understand and acknowledge that participation in the Plan ceases upon termination of your Service for any reason, except as may explicitly be provided otherwise in the Plan or this Agreement.

BY SIGNING THE COVER SHEET OF THIS AGREEMENT, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.

ADDENDUM

ADDITIONAL TERMS AND CONDITIONS FOR PARTICIPANTS OUTSIDE THE U.S.

This Addendum includes additional country-specific terms and conditions that apply to Participants working and/or residing in the countries listed below. This Addendum is part of the Agreement and contains terms and conditions material to participation in the Plan. Unless otherwise provided below, capitalized terms used but not defined herein shall have the same meanings assigned to them in the Plan and the Restricted Stock Unit Agreement.

The information is based on the securities and other laws in effect in the respective countries as of June 2021. Such laws are often complex and change frequently. As a result, the Company strongly recommends that you not rely on the information in this Addendum as the only source of information relating to the consequences of your participation in the Plan because the information may be out of date when your Award vests or settles, or you sell Shares acquired under the Plan.

In addition, the information contained herein is general in nature and may not apply to your particular situation, and the Company is not in a position to assure you of a particular result. Accordingly, you should seek appropriate professional advice as to how the relevant laws in your country may apply to your situation.

Finally, if you are a citizen or resident of a country other than the one in which you are currently working and/or residing or you transfer employment or residency after the Date of Grant, or if you are considered a resident of another country for local law purposes, then the provisions contained herein may not be apply. The Company shall, in its sole discretion, determine to what extent the terms and conditions included herein will apply under these circumstances.

TERMS APPLICABLE TO ALL PARTICIPANTS OUTSIDE THE U.S.

1. NATURE OF GRANT. In accepting the Award, you understand, acknowledge and agree that:

(a) Your participation in the Plan is voluntary;

(b) The Award and the Shares subject to the Award, and the income from and value of same, are not intended to replace any pension rights or compensation;

(c) The future value of the underlying Shares is unknown, indeterminable and cannot be predicted with certainty;

(d) If you acquire Shares upon settlement of the Award, the value of such Shares may increase or decrease;

(e) No claim or entitlement to compensation or damages shall arise from forfeiture of the Award or any portion thereof resulting from the termination of your Service (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where you are employed or the terms of your employment or service agreement, if any);

(f) Unless otherwise agreed with the Company, the Award and the Shares subject to the Award, and the income from and value of same, are not granted as consideration for, or in connection with, the service you may provide as a director of a Subsidiary or Affiliate; and

(g) Neither the Company nor the Employer shall be liable for any foreign exchange rate fluctuation between your local currency and the U.S. Dollar that may affect the value of the Award or of any amounts due to you pursuant to the Award or the subsequent sale of any Shares acquired upon settlement.

2. SECURITIES LAW NOTICE. Unless otherwise noted, neither the Company nor the Shares are registered with any local stock exchange or under the control of any local securities regulator outside the U.S. The Agreement, the Plan, and any other communications or materials that you may receive regarding participation in the Plan do not constitute advertising or an offering of securities outside the U.S., and the issuance of securities described in any Plan-related documents is not intended for public offering or circulation in your jurisdiction.

3. INSIDER DEALING. You acknowledge and understand that you must comply with the Company’s Insider Trading Policy. Insider dealing rules apply to the extent you have knowledge of any inside information in relation to the Company and you disclose, make available, recommend or induce a third party on the basis of such information to make an acquisition or disposal of the Company’s shares or make use of the inside information to acquire or dispose of the Company’s shares. You further understand that your country of residence may have insider trading or market abuse laws which may affect your ability to acquire or sell Shares under the Plan. You acknowledge that it is your responsibility to keep yourself informed of and comply with the Company’s Insider Trading Policy and any applicable laws and regulations.

4. WITHHOLDING TAXES AND STOCK WITHHOLDING. You acknowledge that any payments which may be due to you in connection with the Award will be made in accordance with applicable laws through your Employer’s payroll.

5. LANGUAGE. You acknowledge you are sufficiently proficient in English or have consulted with an advisor who is sufficiently proficient in English, so as to allow you to understand the terms of this Agreement. If you have received this Agreement or any other documents related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

6. FOREIGN ASSET/ACCOUNT REPORTING. You acknowledge that there may be certain foreign asset and/or account reporting requirements which may affect your ability to acquire or hold Shares acquired under the Plan or cash received from participating in the Plan in an escrow, trust, brokerage or bank account outside your country. You may be required to report such accounts, assets or transactions to the tax or other authorities in your country. You also may be required to repatriate sale proceeds or other funds received as a result of participation in the Plan to your country through a designated bank or broker within a certain time after receipt. You acknowledge that it is your responsibility to be compliant with such regulations, and you should consult your personal legal advisor for any details.

GERMANY

The Plan and Other Agreements

You acknowledge and agree that neither the Award nor the attached Notice, this Agreement or the Plan establish any rights or claims against the Company and/or the Employer.

Prospectus Exemption

You understand and acknowledge that the Plan and any Awards made under the Plan are exempt from the obligation to publish a prospectus under Regulation (EU) 2017/1129.